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                              August 8, 2022

       Pedro Arnt
       Co-Chief Executive Officer
       MELI Kaszek Pioneer Corp
       78 SW 7th Street
       Individual Office No. 07-156
       Miami, FL 33130

                                                        Re: MELI Kaszek Pioneer
Corp
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 17,
2022
                                                            File No. 001-40847

       Dear Mr. Arnt:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses
 Pedro Arnt
MELI Kaszek Pioneer Corp
August 8, 2022
Page 2
      of the investment opportunity in a target company and any price appreciation in the combined company. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon
Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.



                                                           Sincerely,
FirstName LastNamePedro Arnt
                                                           Division of
Corporation Finance
Comapany NameMELI Kaszek Pioneer Corp
                                                           Office of Real
Estate & Construction
August 8, 2022 Page 2
cc:       Angel Uribe
FirstName LastName